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05039910

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549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH., D.C. 202

SEC FILE NUMBER
8-65726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARP Research & Securities Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 La Belle Avenue
(No. and Street)

Towson	Maryland	21204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Baker — (410) 825-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/05

OATH OR AFFIRMATION

I, William W. Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GARP Research & Securities Company, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Irene R Alban
Notary Public 8/1/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARP RESEARCH & SECURITIES COMPANY

ANNUAL REPORT

December 31, 2004

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2004

GARP RESEARCH & SECURITIES COMPANY

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GARP Research & Securities Company

We have audited the accompanying statement of financial condition of GARP Research & Securities Company (the Company) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GARP Research & Securities Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2005

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash at bank	$424,035
Commissions receivable	178,840
Prepaid expenses	7,012
Total assets	$609,887
LIABILITIES	
Accounts payable and accrued expenses	$239,593
STOCKHOLDER'S EQUITY	
Common stock – $1 par value; 1,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	89,900
Retained earnings	280,294
Total stockholder's equity	370,294
Total liabilities and stockholder's equity	$609,887

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2004

REVENUE	
Commissions	$1,314,804
Interest	636
Total revenue	1,315,440
EXPENSES	
Clearing expenses	218,788
Payroll and related expenses	389,814
Occupancy expenses	26,350
Insurance	1,715
Professional fees	26,587
Regulatory fees and expenses	6,457
Interest expense	332
Other expenses	23,960
Total expenses	694,003
NET INCOME	$ 621,437

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2003	$ 100	$89,900	$ 108,857	$ 198,857
Issuance of common stock	0	0	0	0
Net income for the year ended December 31, 2004	0	0	621,437	621,437
Capital contributions	0	0	0	0
Capital withdrawal	0	0	(450,000)	(450,000)
Balances at December 31, 2004	$ 100	$89,900	$ 280,294	$ 370,294

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2004

Balance at December 31, 2003	$ 0
Increase (decrease)	0
Balance at December 31, 2004	$ 0

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash flows provided by operating activities	
Net income	$ 621,437
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(119,426)
Increase in prepaid expenses	(5,776)
Increase in accounts payable	239,530
Net cash provided by operating activities	735,765
Cash flows (used in) financing activities	
Distributions to stockholder	(450,000)
Net cash (used in) financing activities	(450,000)
Net increase in cash	285,765
Cash at beginning of year	138,270
Cash at end of year	$ 424,035

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for interest	$ 332

See accompanying notes.

GARP RESEARCH & SECURITIES COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1. ORGANIZATION

GARP Research & Securities Company (the "Company") was incorporated on December 11, 2002, under the laws of the state of Delaware and commenced operations on July 24, 2003. The Company is a broker and dealer in securities registered with and regulated by the United States Securities and Exchange Commission (SEC) and is a member firm of the National Association of Securities Dealers, Inc. (NASD). The Company does not hold funds or securities for customers and does not carry accounts of or for customers, but places customer orders through the clearing broker. All transactions and accounts are carried on a "fully disclosed basis" with the clearing division of a recognized national broker/dealer who serves as the clearing broker. As such, the Company operates under the (k)(2)(ii) exempt provision of SEC Rule 15c3-3.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Commission revenue and related clearing expenses are recognized on a trade date basis.

B. Income Taxes

The Company has filed a Subchapter S election for U.S. and applicable state income tax purposes, and thus no income tax expense has been recorded in the financial statements. Income from the Company is taxed to the stockholder in his individual return. The Company prepares U.S. and state information tax returns, and reports to the stockholder the Company's income and expenses.

Note 3. OCCUPANCY COSTS PAID TO RELATED PARTIES

The Company shares office facilities with affiliates and paid $26,350 to an affiliate during 2004 for the use of these facilities.

Note 4. AGREEMENT WITH CLEARING BROKER

The Company has entered into an agreement with a clearing broker which requires the maintenance of a minimum net capital of $50,000, and a ratio of aggregate indebtedness to net capital not to exceed 10 to 1. At December 31, 2004, the Company was in compliance with the terms of the agreement's net capital and ratio requirements.

Note 5. CREDIT RISK

The Company has assets on deposit with one financial institution. In the event of the financial institution's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 6. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2004, the Company has net capital of $358,282, which is $342,310 in excess of its required net capital of $15,972. The Company's percentage of aggregate indebtedness to net capital is 67%.

Note 7. GUARANTEES

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

GARP RESEARCH & SECURITIES COMPANY

SUPPLEMENTARY INFORMATION

GARP RESEARCH & SECURITIES COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Total stockholder's equity	$370,294
Add subordinated notes allowable in computation of net capital	0
Deduct items not allowable for net capital	
Non-allowable assets	(7,012)
Fidelity Bond	(5,000)
Net capital	$358,282
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 15,972
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$358,282
Minimum net capital requirement	15,972
Excess net capital	$342,310
Total aggregate indebtedness	$239,593
Percentage of aggregate indebtedness to net capital	67.00 %

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above, agrees with the GARP Research & Securities Company computation of net capital and required net capital from the December 31, 2004 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed on January 26, 2005.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2004 is as follows:

Total liabilities	$239,593
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements	0
Aggregate indebtedness	$239,593

GARP RESEARCH & SECURITIES COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2004

The Company does not file information in accordance with Rule 15c3-3 as it is an introducing broker which clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer. Therefore, GARP Research & Securities Company claims the k(2)(ii) exemption in relation to Rule 15c3-3.

GARP RESEARCH & SECURITIES COMPANY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2004

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
GARP Research & Securities Company

In planning and performing our audit of the financial statements and supplementary information of GARP Research & Securities Company (the Company), for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control nor for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 21, 2005